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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15

  CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
    OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                          Commission File Number   812-06037
                                                                 ---------------

            The Manufacturer Life Insurance Company of North America
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             (Exact name of registrant as specified in its charter)

            73 Tremont Street, Boston, MA 02108       (617) 854-4300
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

              Deferred Fixed Annuity Contract    NonParticipating
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            (Title of each class of securities covered by this Form)

                                      None
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty file reports:

     Rule 12g-4(a)(1)(i)  [ ]                Rule 12h-3(b)(1)(i)  [ ]
     Rule 12g-4(a)(1)(ii) [ ]                Rule 12h-3(b)(1)(ii) [ ]
     Rule 12g-4(a)(2)(i)  [ ]                Rule 12h-3(b)(2)(i)  [ ]
     Rule 12g-4(a)(2)(ii) [ ]                Rule 12h-3(b)(2)(ii) [ ]
                                             Rule 15d-6           [X]

     Approximate number of holders of record as of the certification or notice date: 131
     -------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, The Manufacturers Life Insurance Company (U.S.A.) ("Manulife USA") has caused this certification/notice to be signed on behalf of The Manufacturers Life Insurance Company of North America ("Manulife North America") by the undersigned duly authorized person.*

Date: January 30, 2002        By: /s/ James D. Gallagher
                                  ---------------------------------------------
                                  James D. Gallagher, Executive Vice President, Secretary and General Counsel

*On January 1, 2002, Manulife North America merged into Manulife USA with Manulife USA becoming the owner of all of Manulife North America's assets and assuming all of Manulife North America's obligations.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.




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SEC 2069 (3-99)   NUMBER.